May 25, 2018

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn: Christine Westbrook

Re:	Eidos Therapeutics, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted May 2, 2018
CIK No. 0001731831

Ladies and Gentlemen:

This letter is being submitted on behalf of Eidos Therapeutics, Inc. (the “Company”) in response to comments contained in the letter dated May 16, 2018 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Neil Kumar, President and Chief Executive Officer of the Company, with respect to the Company’s confidential submission of Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) that was submitted on May 2, 2018. The Company is concurrently filing a Registration Statement on Form S-1 (the “Amended Registration Statement”), including changes in response to the Staff’s comments.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized and all page references in the Company’s response are to the Amended Registration Statement as marked. Copies of this letter and its attachments will also be provided to Sasha Parikh, Kevin Vaughn and Dorrie Yale of the Commission.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted May 2, 2018 Prospectus Summary, page 1

1.	We note your response and revised disclosures addressing prior comment 3. However, please further revise the summary discussion of your completed trials to only briefly discuss the endpoints, and whether they were met. We do not object to the more detailed discussion of your trials in the Business section.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 2 and 3 to focus the discussion on the primary and secondary endpoints of the Company’s Phase 1 clinical trial and removed more detailed information that is discussed in the Business section.

United States Securities and Exchange Commission

May 25, 2018

Business – Our material agreements License agreement with the Board of Trustees of the Leland Stanford Junior University, page 108

2.	We note your revised disclosure in response to prior comment 15. However, please also expand your disclosure to disclose the term of the agreement.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 111 and 112 of the Amended Registration Statement accordingly.

If you require additional information, please telephone the undersigned at (415) 733-6071.

Sincerely,

/s/ Maggie Wong

Maggie Wong